File No. 812-13783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of:

Frank Russell Company

Russell Investment Management Company

Russell Investment Company

Russell Investment Funds

Russell Exchange Traded Funds Trust

Third Amended and Restated Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements.

Please send all communications to:

Mary Beth Rhoden

Associate General Counsel

Russell Investment Management Company

1301 Second Avenue

18th Floor

Seattle, Washington 98101

With copies to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, Massachusetts 02116

As filed with the Securities and Exchange Commission on October 22, 2012

I.	INTRODUCTION

Frank Russell Company (“Russell”), Russell Investment Management Company (“RIMCo”), Russell Investment Company (“RIC”), Russell Investment Funds (“RIF”) and Russell Exchange Traded Funds Trust (“RET” and together with RIC and RIF, the “Trusts”) (collectively, the “Applicants”) hereby submit this third amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit an Adviser (as defined in footnote 2 below), subject to the approval of the applicable board of trustees of a Trust (each a “Board” and collectively, the “Boards”), including a majority of the trustees who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the applicable Trust, the applicable Fund (as defined in footnote 2 below), RIMCo or other Adviser, or any Money Manager that provides sub-advisory services to the applicable Trust (the “Independent Trustees”), to do the following without obtaining shareholder approval: (a) select certain money managers that are not Affiliated Money Managers (as defined in footnote 1 below) (each, a “Discretionary Money Manager”)1 to manage all or a portion of the assets of the Funds2 pursuant to portfolio management

[1]	If an Adviser wishes to use money managers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of a Trust, the Funds or of the Adviser (other than by reason of serving as a subadviser to the Funds) (“Affiliated Money Managers”), shareholder approval of the Portfolio Management Agreement with any Affiliated Money Manager will be obtained. The requested relief will not extend to Affiliated Money Managers.
[2]

Applicants request relief with respect to existing or future series of the Trusts and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by RIMCo or an entity controlling, controlled by, or under common control with RIMCo or its successors (each such entity, together with RIMCo, an “Adviser”); (b) uses the manager-of-managers structure described in this Application; and (c) complies with the terms and conditions of this Application (the “Funds” and each, individually, a “Fund”). Every existing registered open-end investment company that currently intends to rely on the requested order is named as an Applicant. A list of Funds that currently rely on the Prior Order (as defined below) or that currently expect to rely on the requested order is set forth on Schedule 1 hereto. The term “Board” also includes the board of trustees or directors of a future Fund, if different. For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. Every existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

agreements (each agreement with a Money Manager (as defined below), a “Portfolio Management Agreement”), (b) select certain money managers that are not Affiliated Money Managers (each a “Non-Discretionary Money Manager” and together with the Discretionary Money Managers, the “Money Managers”) to provide model portfolios to an Adviser pursuant to a Portfolio Management Agreement, which such Adviser would utilize in connection with the management of a Fund, pursuant to an investment advisory agreement (an “Advisory Agreement,” and together with the Portfolio Management Agreements, the “Agreements”); and (c) materially amend Portfolio Management Agreements with the Money Managers. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants are seeking this exemption to enable an Adviser and the applicable Board to obtain for the Funds the services of one or more Money Managers believed by the applicable Board and Adviser to be particularly well-suited to manage the assets of or provide model portfolios for, as applicable, the Funds pursuant to each Money Manager’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under a multi-manager investment management approach (the “Manager of Managers Structure”), an Adviser will evaluate Money Managers, allocate assets to Discretionary Money Managers, implement the model portfolios of Non-

Discretionary Money Managers, oversee the Money Managers, and make recommendations about the hiring, termination and replacement of Money Managers to the applicable Board, at all times subject to the authority of the applicable Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to the Money Managers. If the name of any Fund contains the name of a Money Manager, the name of the Fund’s Adviser, which may be the legal name, “doing business as” name, or business unit name of the Adviser, will precede the name of the Money Manager.

The requested exemptions will also permit an Adviser to make material amendments to Portfolio Management Agreements believed by the Adviser and the applicable Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Portfolio Management Agreements considered appropriate by the applicable Adviser and Board.

II.	BACKGROUND

A.	The Trusts

RIC is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. Currently, RIC is comprised of forty-one separate registered funds. Each of RIC’s series has its own investment objective, policies and restrictions and is currently managed by RIMCo and/or various Money Managers.

RIF is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. Currently, RIF is comprised of ten separate registered funds. Each of RIF’s series has its own investment objective, policies and restrictions and is currently managed by RIMCo and/or various Money Managers.

RET is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Currently, RET is comprised of twenty-nine separate registered funds,3 and twelve separate funds in registration. Each of RET’s series has its own investment objective, policies and restrictions and is currently managed by RIMCo. Certain of RET’s series may also in the future be managed by one or more Money Managers.

B.	RIMCo

RIMCo is a corporation organized under the laws of the State of Washington. RIMCo is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). RIMCo serves as the investment adviser of the Funds and RIMCo or another Adviser will serve as investment adviser to the future Funds.4 RIMCo is a wholly-owned subsidiary of Russell. Russell is a U.S.-based global investment management firm. Russell was founded in 1936 and has been providing comprehensive asset management consulting services for over 30 years to institutional investors, principally large corporate employee benefit plans. Russell is itself an independently operating subsidiary of The Northwestern Mutual Life Insurance

[3]	Of these funds, twenty-six are in operation and of these twenty-six, twenty-five are in the process of being liquidated. RIMCo anticipates that each such fund will complete the liquidation process on or before October 24, 2012.
[4]	Other Advisers are or will be registered as investment advisers under the Advisers Act.

Company, a mutual life insurance corporation founded in 1857 and headquartered in Milwaukee, Wisconsin. Russell’s investment consulting practice features a disciplined investment advisory process that guides the investment of many of the world’s largest institutional investors. Russell has been a pioneer in the employment of a manager-of-managers structure. Russell provides consulting services to certain Funds. Such services may include money manager research and trade placement services. The Funds do not compensate Russell for these services.

RIMCo’s primary business activity is providing investment management services to the Funds pursuant to one or more Advisory Agreements with each of the Trusts. Under the terms of an Advisory Agreement, and subject to the authority of the applicable Board, RIMCo will provide or oversee the provision of investment advisory and portfolio management services for a Fund, including the development of the investment program for the Fund all in accordance with the investment objectives, policies and limitations of each of such Fund. RIMCo may allocate a Fund’s assets to one or more Discretionary Money Managers and/or implement the model portfolios of one or more Non-Discretionary Money Managers in a Fund according to such relative portfolio percentages as determined by RIMCo. RIMCo will exercise investment discretion over the portion of a Fund’s assets that RIMCo determines not to allocate to a Discretionary Money Manager, as described below.

For the advisory services that it provides to the Funds, RIMCo receives the fee specified in the Advisory Agreements from the Funds based on each Fund’s average daily net assets. RIMCo may from time to time waive some or all of its advisory fees or waive or reimburse other fees or expenses of the Funds. In this regard, RIMCo has entered into one or more arrangements with RIC and RIF on behalf of certain of the Funds. Applicants expect that any other Adviser that may rely on the requested relief will provide similar services and have a similar fee structure as RIMCo does with respect to the Funds.

The terms of the Advisory Agreements comply (or for future Advisory Agreements will comply) with Sections 15(a) of the 1940 Act. The Agreements have been approved (and future Agreements will be approved) by the applicable Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act. Except for Portfolio Management Agreements covered by the Prior Order, all Agreements have also been approved by the shareholders of the applicable Fund in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the applicable Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreements.

C.	The Money Managers and the Manager of Managers Structure

Pursuant to a prior order obtained by RIMCo, RIC, and RIF (the “Prior Order”)5 and RIMCo’s authority under the Advisory Agreement, RIMCo has entered into Portfolio Management Agreements with certain Money Managers to provide investment advisory services to the RIC and RIF Funds. Each of these Portfolio Management Agreements has

[5]

See In the Matter of Frank Russell Investment Company, et al., Investment Company Act Release No. 21169 (June 28, 1995). RIMCo, RIC, and RIF were formerly known as Frank Russell Investment Management Company, Frank Russell Investment Company, and Russell Insurance Funds, Inc., respectively. The relief granted pursuant to this Application would supersede the Prior Order.

been approved by the applicable Board, including by a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act. In addition, the terms of these Portfolio Management Agreements comply fully with the requirements of Section 15(a) of the 1940 Act. Each Money Manager to a Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act unless not subject to such registration.

The primary responsibility for management of a Fund — including, in particular the selection and supervision of the Money Managers and/or implementation of a Non-Discretionary Money Manager’s model portfolio — will be vested in such Fund’s Adviser, subject to general oversight and approval by the applicable Board. An Adviser intends to achieve each Fund’s investment objective by (i) selecting Money Managers for the Fund based upon the Adviser’s evaluation of each Money Manager’s expertise and performance in managing its respective portion of the Fund’s assets (for Discretionary Money Managers) or in providing model portfolios (for Non-Discretionary Money Managers) or (ii) directly managing all or a portion of such Fund’s assets.

An Adviser will select Money Managers based on the Adviser’s evaluation of the Money Managers’ skills in managing assets pursuant to particular investment styles or creating model portfolios, as applicable, and will recommend the hiring of Money Managers to the applicable Board.

An Adviser, under the Advisory Agreement and Portfolio Management Agreements, may employ one or more Money Managers for the Funds it manages. Advisers may allocate and, when appropriate, reallocate all or a portion of a Fund’s assets among Discretionary Money Managers and/or directly purchase and sell portfolio securities of a Fund based on model portfolios developed by one or more Non-Discretionary Money Managers, as described below.

An Adviser will engage in an on-going analysis of the continued advisability of retaining these Money Managers and make recommendations to the applicable Board as needed. An Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Money Managers for the Funds. After a Money Manager is selected, an Adviser will continuously supervise and monitor each Money Manager for adherence to its specific strategy, and monitor a Fund’s total portfolio for compliance with a Fund’s specific investment objective, policies and strategies An Adviser will also monitor the Money Manager’s performance (or the performance of the Money Manager’s model portfolio) and periodically recommend to the Board which Money Managers should be retained or terminated. An Adviser will also negotiate and renegotiate the terms of Portfolio Management Agreements, including the portfolio management fees, with the Money Managers, and will make recommendations to the applicable Board as needed.

Each Discretionary Money Manager will have discretionary authority to invest that portion of a Fund’s assets assigned to it. Each Non-Discretionary Money Manager will provide the applicable Adviser with a model portfolio reflecting a certain style or focus. The Adviser will review the model portfolios of all Non-Discretionary Money Managers employed on behalf of a Fund and determine which securities within the model portfolios to purchase on behalf of the Fund. Such determinations will be based on portfolio efficiency considerations,6 and will not be based on an analysis of the investment merits of a particular security.

[6]	For example, when a security is removed from one Non-Discretionary Money Manager’s model portfolio at the same time that another Non-Discretionary Money Manager’s model portfolio within the same Fund recommends the addition of that same security, the Adviser will net out such offsetting trades, thereby reducing transactions costs associated with portfolio turnover. Similarly, small positions in a security may be meaningful for the model portfolios of an individual Non-Discretionary Money Manager. In a Manager of Managers Structure with multiple Money Managers, however, a small holding may not have a meaningful impact on the Fund as a whole. In such cases, a Fund’s Adviser may decline to acquire such holdings. Other situations may occur in which an Adviser considers it more efficient from a tax, regulatory or economic standpoint to modify slightly the model portfolios provided by a Non-Discretionary Money Manager.

A Fund’s Adviser will manage the portion of the Fund’s assets that the Adviser determines not to allocate to one or more Discretionary Money Managers, which may include implementation of the model portfolios of one or more Non-Discretionary Money Managers in a Fund according to such relative portfolio percentages as determined by the Adviser. Assets not allocated to a Discretionary Money Manager may also include a Fund’s liquidity reserves and assets which may be managed directly by the Adviser to modify the Fund’s portfolio characteristics to manage the Fund’s risk factor exposures or to implement an Adviser’s direct investment strategy. An Adviser may also manage portions of a Fund during transitions between Money Managers.

Under the Manager of Managers Structure, Money Manager evaluation on both a quantitative and qualitative basis will be an ongoing process. An Adviser periodically will gather and analyze certain performance information regarding the Money Managers. As a result of an Adviser’s continuous quantitative and qualitative monitoring of the Money Managers, such Adviser may determine that a change in Money Managers is warranted. Absent exemptive relief, however, replacing a Money Manager would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.7 Each Fund’s prospectus has contained (or will contain), at all times following such approval, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Funds, each Money Manager will receive fees from the applicable Adviser. Each Money Manager will bear its own expenses of providing portfolio management services to the Funds. Neither the Trusts nor the Funds will be responsible for paying portfolio management fees to any Money Manager. The applicable Adviser will compensate each Money Manager out of the fees that are paid to such Adviser under the Advisory Agreement.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and the making of material changes in Portfolio Management Agreements with, Money Managers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Trustees, when Money Manager changes are made or when material changes in a Portfolio Management Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.8

[7]	The RIC and RIF Funds are currently operated using the Manager of Managers Structure in reliance on the Prior Order. Shareholders of the existing RIC and RIF Funds and the initial shareholder of any future RIC or RIF Fund launched prior to the date the requested order is granted will not be asked to approve the continued operation of the Funds using the Manager of Managers Structure in connection with this Application. Each future RIC and RIF Fund will be required to obtain initial shareholder approval before relying on the order requested in this Application. If the requested order is granted before a RET Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the requested order. If the requested order is granted after a RET Fund commences a public offering, shareholder approval will be solicited and the Fund will hold a shareholder meeting.
[8]	RIMCo acknowledges that material changes to Portfolio Management Agreements with Affiliated Money Managers and changes to Affiliated Money Managers would be subject to shareholder approval.

If the requested order is granted, each Portfolio Management Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by an Adviser to the Money Manager thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the applicable Adviser, the applicable Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Money Manager; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund. The prospectus contains (or will contain) information concerning the management and operation of the respective Fund, including a description of the Money Managers and the services they provide, as required by Form N-1A. In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure.

Each Fund will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including the description of the Adviser and the Money Managers required by Form N-1A; and (b) that new Money Managers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief.9

III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.…

[9]	As previously noted, shareholders of the RIC and RIF Funds will not be asked to approve reliance on the order requested in this Application.

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Money Managers are deemed to be within the statutory definition of an “investment adviser,” and the Portfolio Management Agreements between an Adviser and each Money Manager are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Portfolio Management Agreement or amending materially an existing contract with a Money Manager; and (b) would be prohibited from continuing the employment of an existing Money Manager whose contract had been assigned as a result of a change in “control” unless the Adviser and the Funds were to incur the costs of convening a special meeting of Fund shareholders to approve the Money Manager’s selection and/or the change in the Portfolio Management Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for RIMCo or another Adviser, the Trusts, and the Funds, to submit Portfolio Management Agreements to the affected shareholders for approval prior to selecting a Money Manager or materially amending a Portfolio Management Agreement.10

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds are and will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds that employ one or more Discretionary Money Managers, the applicable Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to Discretionary Money Managers. Instead, the Adviser establishes an investment program

[10]

Applicants note that the failure of any one of RIC, RIF, RET or any future Trust to comply with the conditions of the Order shall not preclude the ability of any other of RIC, RIF, RET or any future Trust to rely on the Order in accordance with the conditions contained herein.

for the Funds and selects, supervises and evaluates the Money Managers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Discretionary Money Managers. For Funds that employ one or more Non-Discretionary Money Managers, the applicable Adviser will make the day-to-day investment decisions with respect to portions of a Fund’s portfolio to implement a Non-Discretionary Money Manager’s model portfolio, subject to the considerations described above.

Those assets not managed by a Discretionary Money Manager are managed directly by the applicable Adviser, which may include implementation of the model portfolios of one or more Non-Discretionary Money Managers in a Fund according to such relative portfolio percentages as determined by the Adviser. Assets not allocated to Discretionary Money Manager may also include a Fund’s liquidity reserves and assets which may be managed directly by the Adviser to modify the Fund’s portfolio characteristics to manage the Fund’s risk factor exposures or to implement an Adviser’s direct investment strategy. An Adviser may also manage portions of a Fund during transitions between Money Managers.

Each Fund will hold itself out as an investment vehicle whereby investors look to the applicable Adviser as a professional organization to evaluate, select and recommend to the applicable Board the hiring of Money Managers and, where applicable, directly manage a portion of a Fund’s assets. An Adviser will select those Money Managers that it believes are most likely to provide investment advisory services that will achieve the Funds’ defined investment objectives. Those Money Managers may, in turn, select and oversee the selection of, or recommend the selection of, portfolio investments pursuant to a particular sub-strategy. This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because an Adviser will be able to select those Money Managers that have distinguished or may distinguish themselves through successful performance in the various markets and asset classes or sectors in which a Fund will invest. Under the Manager of Managers Structure, a selection of or a change in a Money Manager will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.11

From the perspective of the investor, the role of the Money Managers with respect to the Funds is substantially equivalent to the role of a traditional individual portfolio manager for a fund that does not employ a manager-of-managers structure. Both the traditional portfolio manager and the Money Managers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies. Applicants believe that shareholders look to a Fund’s Adviser when they have questions or concerns about that Fund’s management or investment performance. Shareholders expect an Adviser and the applicable Board to select the Money Managers for the Funds that they believe are best suited to achieve each Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as an Adviser will compensate Money Managers out of the advisory fees that the Adviser receives from the Funds. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or

[11]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

a change in his or her compensation. There is no compelling policy reason why the Funds’ investors should be required to approve the Money Managers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its investment adviser’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Money Manager is proposed for retention by a Fund or a Trust on behalf of the Fund, shareholders would be required to approve the Portfolio Management Agreement with that Money Manager. Similarly, if an existing Portfolio Management Agreement were to be amended in any material respect (e.g., an increase in the portfolio management fee), approval by the shareholders of the Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Money Manager whose Portfolio Management Agreement had been “assigned” as a result of a change of control of the Money Manager unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require a Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and potentially harmful to the Fund and its shareholders.

Applicants believe that permitting an Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Money Managers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense is appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Money Managers when the applicable Board and Adviser believe that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Money Manager who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Portfolio Management Agreement. Also, in that situation, or where there has been an unexpected Money Manager resignation or change in control-event beyond the control of an Adviser, a Trust and the Fund in question, the Fund may be forced to operate without a Money Manager or with less than the optimum number or combination of Money Managers. The sudden loss of the Money Manager could be highly disruptive to the operations of a Fund.

Applicants recognize that this Application is no longer novel insofar as it seeks exemptions for open-end investment companies, the shares of which will be traded on an Exchange (as defined below) (“ETFs”) to use a Manager of Managers Structure (“ETF Manager of Manager Exemptions”). Applicants acknowledge that, in the past, the Commission has granted Manager of Managers Exemptions almost exclusively to registered open-end funds that operated as traditional mutual funds.12 However, Applicants note that the requested relief is substantially identical to relief recently granted

[12]

See Advisors Series Trust, et al., Investment Company Act Rel. Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (Mar. 25, 2008) (order) (recent example of multi-manager relief for traditional open-end management investment company). Cf. Liberty All-Star Equity Fund, et al., Investment Company Act Rel. Nos. 27741 (Feb. 27, 2007) (notice) and 27769 (Mar. 27, 2007) (order) (example of unique multi-manager relief for exchange-listed closed-end fund).

by the Commission to other ETFs.13 Applicants believe that the requested relief is equally appropriate for ETFs as for mutual funds, and that the operations of the Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds. Applicants understand that these prior Manager of Managers Exemptions were based in part on the notion that shareholders of the mutual funds obtaining such exemptions could “vote with their feet” by redeeming their individual shares at net asset value (“NAV”) if they did not approve of a change in subadviser or subadvisory agreement.

As discussed in RET’s ETF applications (“ETF Applications”),14 the Funds that are ETFs will not issue individually redeemable shares; accordingly, Fund shareholders – unlike traditional mutual fund shareholders – cannot tender individual ETF shares to the Funds for redemption at NAV. Instead, as described in the ETF Applications, Fund shareholders will generally be able to redeem Fund shares (“Shares”) at NAV only in large aggregations of Shares (“Creation Units”) and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) will be able to “vote with their feet” by tendering Shares to a Fund for redemption at NAV. However, every ETF shareholder will effectively retain the right to “vote with their feet” because every ETF shareholder will be able to sell individual Shares in the secondary market at negotiated prices that usually closely track the relevant Fund’s NAV.

[13]	See, Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order) and WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (August 13, 2010) (notice) and 29412 (September 8, 2010) (order).
[14]	See, Russell Investment Management Company et al., SEC File No. 812-13669; Russell Exchange Traded Funds Trust et al., SEC File No. 812-13815; U.S. One, Inc. et al., SEC File No. 812-13658 (which orders have been granted by the SEC); see also Russell Investment Management Company et al., SEC File No. 812-13949 (application pending).

Applicants are confident that each ETF’s arbitrage mechanism will continue to work to keep the market price of Shares tracking their NAV because each ETF’s portfolio will be transparent. As represented in the ETF Applications, RIMCo (or the applicable Adviser) will make known before the opening of trading every day that the ETFs are open for business, including as required by Section 22(e) of the 1940 Act (“Business Day”), on the Trust’s website (“Website”)15 and through other channels, the identities and quantities of portfolio securities and other assets held by each ETF that will form the basis of that ETF’s NAV at the close of trading on that Business Day. The Commission itself has acknowledged that such portfolio transparency facilitates arbitrage in ETF shares,16 and Applicants believe that efficient arbitrage will minimize the premium or discount to NAV at which Shares trade in the secondary market.

Because of the efficiency with which the ETFs’ arbitrage mechanism is designed to operate, Applicants do not believe that a change of Money Managers would affect the market price of Shares. Applicants understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Money Manager could affect the market price – though not the NAV – of an ETF’s Shares.17 However, Applicants believe this concern is misplaced. The daily NAV and market price are based on the value of an ETF’s portfolio holdings; not sentiments about potential future value. Applicants believe, however, that such market sentiment, if it exists, would not affect the market price for

[15]	The term “Website” also includes any separate website of an ETF that is being used to fulfill the same functions as a Trust’s website.
[16]	See ETF Rule Proposal; SEC Concept Release: Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001). To date the Commission has granted exemptive relief to permit the operation of ETFs whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See Transcript of the Open Meeting of the Commission on Exchange-Traded Funds (Mar. 4, 2008) (“Open Meeting Transcript”).
[17]	Because an ETF’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of Money Manager(s) should not affect the NAV of an ETF.

Shares in any lasting or meaningful way, because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when an ETF’s per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when an ETF’s per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

Furthermore, the functioning of existing index based and actively managed ETFs suggests that any change by an ETF of Money Managers should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between an ETF’s NAV and the market price of its Shares. In this regard, Applicants believe that it is appropriate for the Commission to consider existing ETFs for which portfolio managers will play the same role as Money Managers do for the Funds. Currently, investors may purchase shares of an ETF, particularly an actively managed ETF, out of a belief in the skill of an ETF’s portfolio manager (just as investors may purchase Fund Shares out of a belief in the skill of a Money Manager) and may decide to sell those shares if the portfolio manager (or Money Manager) discontinues managing the portfolio. Nevertheless, the SEC’s orders for actively managed ETFs do not preclude an ETF adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF adviser can terminate a portfolio manager and merely supplement the ETF’s prospectus. In this respect the SEC’s actively managed ETF orders suggest, and indicate that the SEC has concluded, that an ETF adviser’s termination of a portfolio manager would not meaningfully harm the arbitrage mechanism and, as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Fund’s NAV. With respect to index based ETFs, Applicants believe that investors place even less importance on the portfolio manager or sub-adviser, and would not expect any disruption resulting from a change of sub-adviser.18 For the same reasons and based on the same analysis, the SEC can and should also conclude here that the Manager of Managers Structure requested would not harm the ETF arbitrage mechanism and is appropriate under section 6(c).

Although the use of Non-Discretionary Money Managers was not contemplated at the time the Prior Order was obtained, Applicants believe the strategy represents an evolution of the multi-style, multi-manager basis of investing that was described in the application. Applicants also note that the requested relief is substantially similar to relief recently granted by the Commission to other funds utilizing the services of non-discretionary investment advisers.19 Pursuant to the proposed strategy, an Adviser, in managing certain Funds, would review model portfolios provided by certain Non-Discretionary Money Managers. After reviewing the model portfolios of each Non-Discretionary Money Manager of a Fund, the applicable Adviser would purchase certain securities recommended in the model portfolios for the Funds. As discussed above, the decision to purchase a security recommended by a Non-Discretionary Money Manager would not be driven by a fundamental analysis of the merits of investing in a particular security. Rather, such decisions would be based on considerations of efficient portfolio management of the Fund as a whole. The Money Managers providing the model

[18]	Applicants note that not all series of RET would operate using a Manager of Managers structure.
[19]	See, Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order).

portfolios may in certain cases manage assets for the Funds, but in other cases may not otherwise provide management services to the Funds. An Adviser may choose to utilize only Non-Discretionary Money Managers in this manner (i.e., only the applicable Adviser would have discretion over Fund assets and all the Fund’s assets would be managed using model portfolios provided by the Money Managers). An Adviser would contract with the Money Managers to obtain access to the model portfolios on a non-discretionary basis, and would compensate the Money Managers for the provision of the model portfolios. An Adviser may utilize both Non-Discretionary and Discretionary Money Managers for certain Funds. Under this arrangement, the Adviser would assign a portion of a Fund’s portfolio to Discretionary Money Managers and manage the other portion of the Fund’s portfolio based on model-portfolios provided by Non-Discretionary Money Managers as described above. Although the Non-Discretionary Money Managers would provide non-discretionary advice to an Adviser, each Non-Discretionary Money Manager would be considered an “investment adviser or sub-adviser” of the Funds under Section 2(a)(20) of the 1940 Act.

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Money Managers, is vested in the applicable Adviser, subject to the oversight of the applicable Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. In addition, the Manager of Managers Structure will not be implemented with respect to a Fund unless the Fund’s use of that structure has been approved by the Fund’s shareholders and the disclosure required under condition 2 to the requested order is made at all times following such approval. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Money Managers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select able Money Managers. Within this structure, an Adviser is in a better position to make an informed selection of a Money Manager than are individual shareholders.

In evaluating the services that a Money Manager will provide to a Fund, an Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Money Manager, including the Money Manager’s investment management philosophy and technique and the Money Manager’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2) the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to a Fund or model portfolio, as applicable, and the ability of the Money Manager to attract and retain capable personnel; and

(3) reports setting forth the Money Manager’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Money Manager and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, an Adviser will typically: (i) review the Money Manager’s current Form ADV; (ii) conduct a due diligence review of the Money Manager; and (iii) conduct an interview of the Money Manager.

In addition, an Adviser and the applicable Board will consider the reasonableness of the Money Manager’s compensation with respect to a Fund. Although only the Adviser’s fee is payable directly by the Funds, and the Money Manager’s fee will be payable by the Adviser, the Money Manager’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the applicable Funds. Accordingly, the applicable Board and Adviser will analyze the fees paid to Money Managers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the applicable Board and Adviser will consider certain information, including, but not limited to, the proposed fees to be charged by the Money Manager and that Money Manager’s standard fee schedule for comparable accounts.

If the relief is granted, shareholders of the Funds will receive adequate information about the Money Managers. The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-lA concerning each respective Money Manager. If a new Money Manager is retained or a Portfolio Management Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act. If a new Money Manager is hired, the Funds will inform shareholders of the hiring of a new Money Manager pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Money Manager is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;20 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Money Managers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Portfolio Management Agreements.

Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested order. Each Fund that is an ETF intends to ensure that shareholders who purchase its Shares in the secondary market receive a prospectus and that Applicants’ prospectus delivery obligation is satisfied by relying on the same mechanisms, which are currently used by the Funds, traditional open-end funds that are not directly sold, and by other ETFs, and which are implicitly accepted by the SEC, to deliver disclosure documents to secondary market purchasers.21 In this regard, among other things, Applicants will make each

[20]

A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Money Manager; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below). Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

[21]	Applicants also post each ETF’s prospectus on the Website.

ETF’s prospectus (and/or summary prospectus) and SAI available on the national securities exchanges, as defined in Section 2(a)(26) of the Act (“Exchanges”), where Shares are traded, thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the Exchange.22 To the extent that the Exchange member to whom the ETF will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. Applicants, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a violation of the federal securities laws, Applicants believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite prospectus.23

In order to deliver a Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) to beneficial owners of ETF Shares, Applicants would expect to rely on the same processes currently used by traditional open-end funds that are not directly sold and by ETFs, which processes are implicitly accepted by the Commission, to deliver proxy statements to shareholders. Applicants understand that certain ETFs have employed such processes to conduct a proxy solicitation.24 As part of such processes, it is Applicants’ understanding that a Fund would send the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) to

[22]

Rule 153 under the 1933 Act. Applicants note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers’ transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

[23]	Applicants understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.
[24]

See SEC Accession No. 0000891554-01-505661 (2001 proxy solicitation by iShares Trust to elect board of trustees) and SEC Accession No. 0001193125-05-114026 (2005 proxy solicitation by iShares Trust and iShares, Inc. to, among other things, approve advisory agreement of ETF).

DTC with a reference to the CUSIP number to which it pertained. DTC, in turn, would electronically send a Multi-manager Notice to record holders of the Fund (“Holders”) on its Participant Terminal Service and request from such Holders the number of Multi-manager Notices (or Multi-manager Notices and Multi-manager Information Statements) required for delivery to beneficial owners. At the same time, the Fund could enlist the services of ADP, or another comparable third party provider, and provide ADP with copies of the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement).25 Holders could then opt either to receive Multi-manager Information Statements from the Fund for direct mailing to beneficial owners or to provide ADP with mailing information or account identifiers (through which ADP could retrieve mailing information) for beneficial owners. To the extent that a Holder opted to receive Multi-manager Information Statements for mailing to beneficial owners, the responsibility for completing such mailing would fall to the Holder. To the extent that a Holder opted to provide mailing information or account identifiers to ADP, the responsibility for carrying out such mailing would fall to ADP.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be

[25]

Applicants note that the shareholder servicing division of ADP has recently been renamed Broadridge Financial Solutions, Inc. Accordingly, references herein to ADP may be read to mean Broadridge Financial Solutions, Inc.

managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each current Fund’s Advisory Agreement has received and each future Fund’s advisory agreement will receive initial shareholder approval. In the event the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial Portfolio Management Agreement(s) will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. However, in the event the order requested in this Application is granted after a Fund commences its public offering (and such Fund was unable to rely on the Prior Order at the time of launch), the Fund will obtain the approval of the Fund’s outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.26 Each Fund’s prospectus will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Money Managers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Money Managers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described

[26]	As previously noted, shareholders of the existing RIC and RIF Funds will not be asked to approve reliance on the order requested in this Application.

herein with respect to a change of Money Manager by the applicable Board and Adviser. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Multi-manager Information Statement. Each Fund also will promptly supplement its registration statement if a new Money Manager is appointed or a material amendment is made to a Portfolio Management Agreement. If a shareholder of a Fund is dissatisfied with an Adviser’s selection of a Money Manager or a material change in a Portfolio Management Agreement, the shareholder may redeem his or her shares or sell them on the open market in the case of the RET Funds.

B.	Disclosure of Money Managers’ Fees

1.	Applicable Law

a.	Registration Statements

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires an open-end fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees an Adviser pays to each Money Manager. An exemption is requested, therefore, to permit the Funds to disclose (as both a dollar amount and as a percentage of each Fund’s net assets) (i) the aggregate fees paid to an Adviser and any

Affiliated Money Managers, and (ii) the aggregate fees paid to Money Managers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”). For any Fund that employs an Affiliated Money Manager, the Fund will provide separate disclosure of any fees paid to the Affiliated Money Manager.

b.	Proxy Statements

Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require a Fund to disclose the fees an Adviser pays to each Money Manager in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

c.	Financial Statements

Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Money Managers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) an Adviser will operate the Funds using the services of one or more Money Managers in a manner so different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Money Manager does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.27

[27]

Under the Commission’s requirements to disclose the structure of and method used to determine the compensation of portfolio managers, Applicants state that each Fund’s SAI describes and will continue to describe the structure of and method used to determine the compensation received by the Fund’s portfolio managers employed by its Adviser.

As noted, an Adviser intends to operate the Funds using portfolio management services in a manner that is substantially different from that of conventional investment companies. By investing in such a Fund, shareholders hire an Adviser to manage the Fund’s assets by using its investment adviser selection and monitoring process to select and allocate all or portions of Fund assets among Money Managers, rather than by hiring its own employees to manage those assets directly. An Adviser, under the overall supervision of the applicable Board, takes responsibility for overseeing the Money Managers it has selected, and recommends their hiring, termination and replacement. In return for its services, an Adviser receives an advisory fee from a Fund out of which it compensates the Money Managers. Disclosure of the fees that an Adviser pays to each Money Manager does not serve any meaningful purpose since investors pay the Adviser to retain and compensate the Money Managers. Indeed, in a more conventional arrangement, the fees negotiated between an Adviser and the Money Managers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.

The relief would benefit Fund shareholders because it would improve an Adviser’s ability to negotiate the fees paid to Money Managers. Many Money Managers charge their customers for advisory services according to a “posted” fee schedule. While Money Managers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief would allow an Adviser to negotiate more effectively with each individual Money Manager if the fees finally agreed upon by a Money Manager are not required to be disclosed.

C.	Precedent

Applicants are aware of two other ETF complexes that have previously obtained similar exemptions. See, Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order); WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (August 13, 2010) (notice) and 29412 (September 8, 2010) (order).

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission to mutual funds that do not operate as ETFs. See, e.g., Northern Lights Fund Trust, et al. Investment Company Act Release Nos. 29208 (April 16, 2010) and 29267 (May 12, 2010) (order); GE Funds, et al. Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, et al. Investment Company Act Release Nos. 28769 (July 22, 2009) (notice) and 28820 (July 20, 2009) (order); Trust for Professional Managers, et al. Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order).

Applicants also note that substantially the same relief requested herein recently has been granted to funds utilizing the services of non-discretionary investment advisers. See, Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009).

IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.	Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the applicable Adviser has ultimate responsibility (subject to oversight by the applicable Board) to oversee the Money Managers and recommend their hiring, termination, and replacement.

3.	Funds will inform shareholders of the hiring of a new Money Manager within 90 days after the hiring of the new Money Manager pursuant to the Modified Notice and Access Procedures.

4.	An Adviser will not enter into a Portfolio Management Agreement with any Affiliated Money Manager without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.	At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Whenever a money manager change is proposed for a Fund with an Affiliated Money Manager, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the applicable Adviser or the Affiliated Money Manager derives an inappropriate advantage.

7.	Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.	Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of such Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any money manager during the applicable quarter.

9.	Whenever a money manager is hired or terminated, the applicable Adviser will provide the applicable Board with information showing the expected impact on the profitability of such Adviser.

10.	Each Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Money Managers to manage all or a part of each Fund’s assets and/or provide model portfolios for the Funds; (c) in the case of Discretionary Money Managers, allocate and, when appropriate, reallocate each Fund’s assets among one or more Money Managers; (d) monitor and evaluate the performance of Money Managers; and (e) implement procedures reasonably designed to ensure that the Money Managers comply with each Fund’s investment objective, policies and restrictions.

11.	No trustee or officer of a Trust or the Funds, or director, manager or officer of an Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Money Manager, except for (a) ownership of interests in such Adviser or any entity that controls, is controlled by, or is under common control with such Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Money Manager or an entity that controls, is controlled by or is under common control with a Money Manager.

12.	Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the cover of this Application. Applicants further state that all written or oral communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VI.	CONCLUSION

For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the requested Order pursuant to Section 6(c) of the 1940 Act is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

By:	Frank Russell Company

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary

By:	Russell Investment Management Company

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

By:	Russell Investment Company

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

By:	Russell Investment Funds

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

By:	Russell Exchange Traded Funds Trust

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

SCHEDULE 1

LIST OF FUNDS THAT CURRENTLY RELY ON THE PRIOR ORDER OR

THAT CURRENTLY EXPECT TO RELY ON THE REQUESTED ORDER

Russell Investment Company

Russell U.S. Core Equity Fund

Russell U.S. Defensive Equity Fund

Russell U.S. Dynamic Equity Fund

Russell U.S. Strategic Equity Fund

Russell U.S. Small Cap Equity Fund

Russell U.S. Large Cap Equity Fund

Russell U.S. Mid Cap Equity Fund

Russell International Developed Markets Fund

Russell Global Equity Fund

Russell Emerging Markets Fund

Russell Tax-Managed U.S. Large Cap Fund

Russell Tax-Managed U.S. Mid & Small Cap Fund

Russell Global Opportunistic Credit Fund

Russell Strategic Bond Fund

Russell Investment Grade Bond Fund

Russell Short Duration Bond Fund

Russell Tax Exempt Bond Fund

Russell Commodity Strategies Fund

Russell Global Infrastructure Fund

Russell Global Real Estate Securities Fund

Russell Multi-Strategy Alternative Fund

Russell Strategic Call Overwriting Fund

Russell Money Market Fund

Russell Investment Funds

Multi-Style Equity Fund

Aggressive Equity Fund

Global Real Estate Securities Fund

Non-US Fund

Core Bond Fund

Russell Exchange Traded Funds Trust

Russell Total Return Fixed Income ETF

Russell Core Fixed Income ETF

Russell Emerging Markets Fixed Income ETF

Russell U.S. Large Cap ETF

Russell U.S. Large Cap Growth ETF

Russell U.S. Large Cap Value ETF

Russell U.S. All Cap ETF

Russell U.S. Mid Cap ETF

Russell U.S. Small Cap ETF

Money Managers (as of October 22, 2012)28

Acorn Derivatives Management Corp.

AEW Capital Management LP

AJO, LP

AllianceBernstein, L.P.

Amundi Investments USA, LLC

AQR Capital Management, LLC

Arbor Capital Management, LLC

Armstrong Shaw Associates Inc.

Arrowstreet Capital, Limited Partnership

Axiom International Investors LLC

Barrow, Hanley, Mewhinney & Strauss, LLC

BlackRock Capital Management, Inc.

Brigade Capital Management, LLC

Brookfield Investment Management Inc.

Ceredex Value Advisors LLC

Chartwell Investment Partners

ClariVest Asset Management LLC

Cohen & Steers Capital Management, Inc.

Colchester Global Investors Limited

Columbus Circle Investors

Conestoga Capital Advisors, LLC

CoreCommodity Management

Cornerstone Capital Management, Inc.

Credit Suisse Asset Management, LLC

DDJ Capital Management LLC

Delaware Management Company, a Series of Delaware Management Business Trust

del Ray Global Investors, LLC

DePrince, Race & Zollo, Inc.

Driehaus Capital Management LLC

EAM Investors, LLC

Eaton Vance Management

Falcon Point Capital, LLC

First Eagle Investment Management, LLC

Galtera N.A. and Galtere Ltd.

Genesis Asset Managers, LLP

GLG Inc.

Goldman Sachs Asset Management, L.P.

[28]

This list is as of the date of filing of the Application and is subject to change. Applicants note that while these Money Managers currently rely on the current order and/or currently expect to rely on the requested order, the Money Managers are not Applicants.

Harding Loevner LP

Harris Associates LP

Huber Capital Management LLC

Institutional Capital LLC

INTECH Investment Management LLC

INVESCO Advisers, Inc., which acts as a money manager to the Fund through its

INVESCO Real Estate Division

Jacobs Levy Equity Management Inc.

J.P. Morgan Investment Management Inc.

Lazard Asset Management LLC

Levin Capital Strategies, L.P.

Logan Circle Partners, L.P.

Macquarie Capital Investment Management LLC

Macro Currency Group – an investment group within Principal Global Investors LLC

Mar Vista Investment Partners, LLC

Metropolitan West Asset Management LLC

MFS Institutional Advisors Inc.

Mondrian Investment Partners Limited

Netols Asset Management Inc.

Neuberger Berman Fixed Income LLC

Next Century Growth Investors LLC

Numeric Investors LLC

Nuveen Asset Management, LLC

NWQ Investment Management Company, LLC

Oaktree Capital Management, L.P.

Omega Advisors, Inc.

Pacific Investment Management Company LLC

PanAgora Asset Management Inc.

Parametric Portfolio Associates, LLC

PENN Capital Management Company, Inc.

Polaris Capital Management, LLC

Principal Global Investors LLC

Pzena Investment Management LLC

Ranger Investment Management, L.P.

RBC Global Asset Management (U.S.) Inc.

Sanders Capital, LLC

Sands Capital Management, LLC

Schneider Capital Management Corporation

Signia Capital Management, LLC

Snow Capital Management, L.P.

Standish Mellon Asset Management Company LLC

Stone Harbor Investment Partners LP

Suffolk Capital Management LLC

Summit Creek Advisors LLC

Sustainable Growth Advisers, LP

Systematic Financial Management LP

T. Rowe Price Associates, Inc.

Turner Investment Partners, Inc.

UBS Global Asset Management (Americas) Inc.

Victoria 1522 Investments, LP

Wellington Management Company, LLP

William Blair & Company, L.L.C.

2100 Xenon Group, LLC

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(2)

FRANK RUSSELL COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Assistant Secretary of Frank Russell Company (“FRC”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by FRC’s Board of Directors on the 3rd day of February, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of FRC be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an amended application for exemptive relief that will, if granted, amend Russell’s existing manager-of-managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit RIMCo to select, without obtaining shareholder approval, certain Money Managers on a non-discretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of the Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of FRC be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of FRC be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of FRC be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of FRC on this 22nd day of October, 2012.

Frank Russell Company
By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an amended application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit RIMCo to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIMCo on this 22nd day of October, 2012.

Russell Investment Management Company
By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Company (“RIC”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIC’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIC be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an amended application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit Russell Investment Management Company (“RIMCo”) to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIC be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIC be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIC be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 22nd day of October, 2012.

Russell Investment Company
By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-4

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT FUNDS

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Funds (“RIF”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIF’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIF be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an amended application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit Russell Investment Management Company (“RIMCo”) to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIF be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIF be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIF be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIF on this 22nd day of October, 2012.

Russell Investment Funds
By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-5

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL EXCHANGE TRADED FUNDS TRUST

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Exchange Traded Funds Trust (“RET”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RET’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an amended application for exemptive relief that will, if granted, amend Russell’s existing manager-of-managers exemptive relief to add the Trust as a party to the relief (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of the Trust be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of the Trust be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RET on this 22nd day of October, 2012.

Russell Exchange Traded Funds Trust
By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for and on behalf of Russell Investment Management Company, Russell Investment Company, Russell Investment Funds and Russell Exchange Traded Funds Trust (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for and on behalf of Frank Russell Company (the “Company”), that she is the Assistant Secretary of the Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary

52